                                                   Filed By Eclipsys Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                          Subject Companies:  Neoforma.com, Inc., Eclipsys, Inc.
                                                              HEALTHvision, Inc.

                                                  Commission File No.: 000-28715



                              ECLIPSYS CORPORATION

                          SLIDE PRESENTATION REGARDING
                 NEOFORMA'S PROPOSED ACQUISITIONS OF ECLIPSYS,
                    HEALTHVISION AND THE PROPOSED COMMERCIAL
                           RELATIONSHIP WITH NOVATION

Slide 1:

                                 INTRODUCING...

                                  HEALTHvision
                              ACCELERATING E-HEALTH
                           SOLUTIONS FOR THE CUSTOMER

                                HARVEY J. WILSON

                              Chairman HEALTHvision

                           Chairman and CEO, Eclipsys

SAFE HARBOR MESSAGE

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding projected EBITDA, net revenues, cash flows, gross transaction volumes, profits and other financial results, expected cost savings, integration of hospitals, the market for the companies' services, future services offerings, operational capabilities and the expected benefits of the mergers and of the Novation commercial agreement. Such statements are based on the current expectations and beliefs of the managements of Neoforma.com, Inc., Eclipsys Corporation, HEALTHvision, Inc., and Novation, LLC and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following risks, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the transactions may not be consummated due to the failure to obtain regulatory or other approvals or the failure of the Neoforma.com, Eclipsys, or HEALTHvision stockholders to approve the mergers; the risk that the Neoforma.com, Eclipsys and HEALTHvision businesses will not be integrated successfully and that there may be unanticipated costs of such integration; the ability of the commercial agreement with Novation to generate substantial revenues for the combined company; the ability of the combined company to compete effectively with larger competitors or consortiums of healthcare suppliers that have greater resources; the ability of the combined company to retain and hire key executives, technical personnel and other employees; the ability of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; the ability of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers; the willingness of the combined company's customers to accept the new service offerings and, in particular, the risk that healthcare providers may not adopt the Internet for electronic commerce as rapidly as anticipated; the risk that security breakdowns on the Internet might adversely affect the growth of electronic commerce; and increasing competition in the various markets serviced by the combined company, as well as the risks identified in the SEC filings of Neoforma.com and Eclipsys, including their Form 10-Ks for the 1999 fiscal year. These forward-looking statements are made only as of the date hereof and we undertake no obligation to update such statements.

WHERE YOU WILL BE ABLE TO FIND ADDITIONAL INFORMATION

Investors and security holders of all companies are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Neoforma.com and Eclipsys expect to mail a joint proxy statement/prospectus describing their merger and the related transactions to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at
<http://www.sec.gov>. The joint proxy statement/prospectus and such other documents may also be obtained from Neoforma.com and Eclipsys by directing such requests to the respective contacts listed above.

Neoforma.com and its officers and directors may be deemed to be participants in the solicitation of proxies from Neoforma.com's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors will be included in the joint proxy statement/prospectus for its 2000 Annual Meeting of Stockholders and in Neoforma.com's S-4 Registration Statement to be filed with the Securities and Exchange Commission. This document will be available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Neoforma.com contact listed above.

Eclipsys and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Eclipsys with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors will be included in the joint proxy statement/prospectus to be filed with the Securities and Exchange Commission. This document will be available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Eclipsys contact listed above.

                                 INTRODUCING...

                                  HEALTHvision
                              ACCELERATING E-HEALTH
                           SOLUTIONS FOR THE CUSTOMER

                          THE LEADING E-HEALTH COMPANY

                          HEALTHCARE ORGANIZATION(HCO)

                             e-Health Infrastructure
                        (1,200 Hospitals -- 50,000 Users)

CARE CHAIN

-       Physician

-       Patient

SUPPLY CHAIN

-       Suppliers

REVENUE CHAIN

-       Payors

INTERNET INFRASTRUCTURE                                      [HEALTHvision LOGO]



                                   [DIAGRAM]


The graphic is entitled "Internet Infrastructure" with the HEALTHvision logo in the upper righthand corner. The sub-heading of the graphic is "e-healthSOURCE
(TM)." Below the sub-heading is a line of four boxes labeled "e-Health Solutions." The individual boxes are labeled from left to right "Employee" (depicting healthcare workers), "Physician" (depicting a doctor), "Consumer"( depicting a person), and "Patient"( depicting a woman with a child). Below this line of boxes is a table of eight boxes collectively labeled "Healthcare Web Architecture." The top box of this table is labeled "Security." Below that box is a line of four boxes labeled from left to right, "Applications," "Reference Information," "Document Publishing & Management," "Legacy Applications Integration," and "e-Commerce Solutions." To the right of this line of boxes is a vertically oriented box labeled "Services." At the bottom of the table, is a box labeled "e-healthSOURCE (TM), Secure Access, Authentication, EAI, Secure Messaging, Connectivity."

IT ALL STARTS WITH THE PATIENT...



                                   [DIAGRAM]


The graphic is entitled "It all starts with the patient . . ." On the left side of the graphic is a circle labeled "Patient Contact." Three angled dotted lines connect the circle to three arrows labeled "Supply Chain," "Care Chain" and "Revenue Chain."

HEALTHVISION FOCUS

                        Solve the "efficiency equation":


Efficient care = Increased quality + Decreased cost
                 Composite information + Connectivity

HEALTHVISION SOLUTIONS



                                   [DIAGRAM]


The graphic is entitled "HEALTHvision Solutions." The graphic is comprised of six columns which are encircled by six rings. The columns are labeled from left to right "Physician Office," "ED," "Acute," "Home Health," "ECF" and "Wellness." The rings are labeled from top to bottom "Care chain management - CAREvision," "Supply chain management - Neoforma.com," "Revenue chain management - BUSINESSvision," "Analysis and Measurement - OPPORTUNITYvision," "Enterprise application integration - eWebIT" and "Process Improvement." At the bottom of the columns is the label "Venues of Care."

BENEFITS EACH PARTY...


[ECLIPSYS LOGO]                 [NEOFORMA LOGO]              [HEALTHvision LOGO]



                                [ECLIPSYS LOGO]

                                     Brings

-       leading clinical and revenue systems

-       understanding of clinical workflow

-       strong cash flow

-       1400 hospital customers

-       strong distribution - 140+ salespeople

                                  HEALTHvision

                                      Gains

-       technology infrastructure solution for customer

-       accelerated customer base growth

-       accelerated movement to full ASP model

-       end to end solution for the customer

-       guaranteed leadership position in market

BENEFITS EACH PARTY...


[ECLIPSYS LOGO]                 [NEOFORMA LOGO]              [HEALTHvision LOGO]



                                [NEOFORMA LOGO]

                                     Brings

-       leading internet supply chain technology

-       three strong product lines

-       EquipMD, 15,000 physicians

-       open exchange/neutral B2B experience

-       347 people focused on the web

                                  HEALTHvision

                                      Gains

-       Novation supply chain business

-       cross selling from Eclipsys & HEALTHvision

-       faster movement to positive cash flow

-       guarantee of being end to end solution

-       e-health stability, predictability and scale

BENEFITS EACH PARTY...

[ECLIPSYS LOGO]                 [NEOFORMA LOGO]              [HEALTHvision LOGO]



                              [HEALTHvision LOGO]

                                     Brings

-       internet infrastructure - 1200 hospitals

-       open system, HCO-based, e-health platform

-       web-based connectivity to patients, consumers, employees and physicians

-       next generation, secure clinical messaging communication system

                                  HEALTHvision

                                     Gains

-       distribution

-       capital and infrastructure resources

-       rich supply chain, clinical and financial for HCO

-       solutions to integrate into e-health infrastructure

-       scale


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AS HEALTHVISION, EVERYONE WINS....

-       Stability, predictability and scale

-       Fast growth both top and bottom lines

        -       Acceleration of business plan

-       First mover solution in healthcare technology

        -       all components operational today

-       Leadership position challenging all competitors

        -       Attractive to potential new partners


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AS HEALTHVISION, EVERYONE WINS....

        -       Most comprehensive suite of products

                -       Able to impact 80% of HCO costs

        -       Long term power and breadth of integrated business model

        -       Strong cross-sell capabilities to existing customers

        -       Unmatched depth of management with strong domain knowledge

THE NOVATION RELATIONSHIP                                        [NOVATION LOGO]

-       Owned by:

        -       VHA -- 1,900 hospitals, 250,000 physicians

        -       UHC -- 68 academic medical centers, 40,000 physicians


-       2000 Employees

-       Member HCOs purchase $35 billion per year

-       33% of acute care market

-       650-person supplier management organization

-       International presence

TEAM HEALTHVISION

Field Operations -        950
Research & development -  710
Sales & Account Execs. -  250
Other - 2,100 total employees including many clinicians


PROJECTED NET REVENUE SUMMARY


                                 Net Revenue
                              Dollars in Millions
                              -------------------
2000                               $  235
2001                               $  378
2002                               $  623
2003                               $  930
2004                               $1,296

                   Compounded Annual Revenue Growth - over 50%

PROJECTED EBITDA SUMMARY


                         EBITDA
                   Dollars in Millions
                   -------------------
2000                     $ (58)
2001                     $  (8)
2002                     $ 115
2003                     $ 253
2004                     $ 419

PROJECTED REVENUE MODEL
(Dollars in Millions)

                                                                                          CAGR
                                2000        2001        2002        2003        2004   2001 - 2004
                               ------      ------      ------      ------      ------  -----------
Net Revenue
E-commerce                     $   10      $   70      $  161      $  271      $  399      79%
Connectivity/Subscription           6          16          38          81         142     107%
Sponsorship/Advertising             3          10          22          47          54      76%
ASP-Recurring                     181         271         386         512         676      36%
Consulting/Other                   34          11          16          19          25      34%
                               ------      ------      ------      ------      ------
Total                          $  235      $  378      $  623      $  930      $1,296      51%
                               ======      ======      ======      ======      ======


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SUMMARY INVESTMENT HIGHLIGHTS

-       Creates the leading e-Health company

-       Single source solutions for

        -       Supply chain

        -       Care chain

        -       Revenue chain

-       $1+ trillion market

-       Acceleration of business models

-       Installed base of committed buyers

-       Compelling financial model

-       Strong, deep management team


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                                  HEALTHVISION


                 e-power: driving the revolution in healthcare